October 30, 2009

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	SeaChange International, Inc. Form 10-K for fiscal year ended January 31, 2009 Filed April 14, 2009 Filed No. 000-21393

Ladies and Gentlemen:

I am writing to you on behalf of SeaChange International, Inc. (“SeaChange” or the “Company”), to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the letter dated October 16, 2009.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for fiscal year ended January 31, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Result of Operations

COMMENT 1: Goodwill and Long-Lived Assets, page 27

We note that goodwill represents 12% or more of your assets as of January 31, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test
•	Amount of goodwill allocated to the unit
•	Description of the methodology used to determine fair value
•	Description of key assumptions used and how the key assumptions were determined
•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Securities and Exchange Commission

October 30, 2009

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

RESPONSE 1:

The Company notes the comment. In conjunction with its annual review (completed as of August 1st each year) of the recoverability of goodwill associated with its three reporting units, the Company plans to disclose for each reporting unit with material goodwill the following information in its Quarterly Report on Form 10-Q for the period ending October 31, 2009 and in subsequent filings:

•	Percentage by which fair value exceeded carrying value for the most recent step-one test

•

Amount of goodwill allocated to the unit (previously disclosed in footnote 8 of the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009)

•	Description of the methodology used to determine fair value

•	Description of the key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with the key assumptions and any potential events and /or circumstances that could have a negative effect on the key assumptions

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

COMMENT 2: Fiscal 2009 Executive Compensation Components, page 20

In future filings, please disclose the minimum, or threshold, and maximum amounts payable in the event the performance-based financial objectives are not met, or in the alternative exceeded. We note your disclosure of the target payout amounts related to fiscal year 2009 revenue, net cash flow and earnings targets on page 20 of your definitive proxy statement.

RESPONSE 2:

The Company confirms that it will, in future filings, disclose the minimum, or threshold, and maximum amounts payable in the event the performance-based financial objectives are not met, or in the alternative exceeded.

* * * * *

Company Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission

October 30, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (978) 897-0100.

Sincerely,

/s/ Kevin M. Bisson
Kevin M. Bisson
Chief Financial Officer, Secretary, Treasurer and Senior Vice President, Finance and Administration